

Eagle

Protection for a busy, dirty [globe].

Eagle Protect PBC (US) Crowdfunding 2018



TODAY
In the US...

330 million gloves will be used and disposed of.

Eagle's high-quality gloves are thin, yet strong - reducing glove use, waste & packaging.



TODAY
In the US...

8 people will die from foodborne illness, that's 3,000 every year.

Eagle gloves are 3rd party certified, and scientifically proven to reduce the cross-contamination of pathogens in food.



Certified
B
Corporation



TODAY
In the World...

"[The investigation] revealed endemic & serious labor rights abuse of workers in (glove) factories..."

- British Medical Association Fair Trade & Ethical Trade Group 2015

Eagle audits its factories to assess the environmental & social impact. We have Child Labor Free certified factories & will continue to pursue reducing labor abuse.



Letter from the Founders

It has been almost three years since we relocated with the family to California to pursue our vision of saving the US one glove at a time… It may sound glib, but our experience in the US has been eye opening for the real lack of focus and attention placed on the most significant food safety barrier in any business - the disposable glove (and clothing).

The US Food Sector is predominantly using a glove that has been banned in many countries for handling food and discontinued in most others. A glove that, in our opinion and backed by science, is not food safe - yet handles the bulk of the countries fast food product - even after a media blitz advising of the dangers of the high levels of phthalates in young Americans who eat a lot of takeaway food! These phthalates and other chemicals found in vinyl gloves and packaging used extensively in the US Food Sector can cause significant reproductive and other problems later in life - yet the supply industry here is not advising their clients of these well known issues.



Eagle US is working at the intersection of the three factors (below) that are fast gaining in importance as the shift to better business is being demanded by the consumer…

ENVIRONMENT
Our focus on reducing the impact of our necessary products, which is so successful for Eagle NZ, has already reaped benefits here in the US. One major big-box food retailer is saving over 1.2 million pounds of glove waste every year by swapping to an Eagle lightweight nitrile glove. Their staff are also more comfortable and more food safe.

There are many examples of achievements like these and the impact we are already making, and will continue to make!

120 billion gloves are used and disposed of in the US every year - 228,000 every minute of every day! We estimate about 30 billion of these gloves are used in the Food Sector and we know from 12 years in New Zealand and our recent successes in the US that if every user of gloves moved to Eagle we could potentially save over 120 million pounds of glove waste each year - plus 320 million gallons of water being used in production and 12,000 tonnes of carbon emissions!

cont. pg. 6



TRANSPARENCY
In a 2015 report commissioned by the British Medical Association on glove factories, it states: "(The investigation) revealed endemic and serious labour rights abuse of workers in factories in Thailand, Malaysia, and Sri Lanka. The manufacture of disposable gloves is at high risk for labour rights abuse."

For this reason Eagle Group sends our own staff regularly to visit our factories - as well as being the only glove supplier in the world getting independent checks conducted by the Child Labor Free organization.

FOOD SAFETY
Through a range of collaborative work Eagle is leading the away with science based research on best glove choice for food safety. We know that some gloves are more predisposed to cross-contaminate compared to others. Barry Michaels, renowned US microbiologist and glove guru described an Eagle Protect nitrile glove as like "Teflon® to bacteria and virus."



We are at the "end of the beginning" for Eagle US. We have a fast growing range of over 60 great food customers plus a large and significant cornerstone client who, as one of the largest food retailers in the US, has given us confidence in our approach and a "proof if concept" to the domestic food sector. Now we need to spread this message further afield. We need people and resources to build on the solid foundation we have laid!

To achieve our goals, we will require your support, as we need to invest in our sales growth strategy to ensure we are getting our message across and achieving our vision of saving the US Food Sector one glove at a time!

Cheers,

Steve Ardagh & Lynda Ronaldson



Timeline

2006   **Eagle NZ Opens**
Eagle NZ open for business.

2007   **NZ Food Processing**
Agreement signed with the largest NZ distributor to the food processing sector.

2012   **B Corp Certification**
After two years of hard work Eagle is the first B Corp in NZ.

2015   **Building the Movement**
Honored with global Building the Movement Award at annual B Corp retreat.

Eagle US B Corp Certified
B Corp status extended to include Eagle US.

2016   **Eagle US Opens**
Eagle US open for business. Ardagh family relocates from NZ to California.

2017   **Child Labor Free**
Eagle Child Labor Free certified to Manufacturing level for a specific range
of products.

2018   **Eagle US Crowdfunding Starts**
Business scaling quickly as customers onboard. Crowdfunding to support growth.



THE FOCUS
Sustainability

CUSTOMER CASE STUDY
by switching from the current vinyl to an Eagle Protect nitrile glove they could eliminate the following waste

	Current Vinyl	Eagle Sensitive	Eagle FineTOUGH
Annual Usage (gloves)	45,000,000	37,125,000	37,125,000
Less Gloves Used		7,875,000	7,875,000
Reduced glove use results in the following Sustainability Savings			
Glove Waste (lbs)	476,198	343,756	245,540
Eliminated Glove Waste (lbs)		132,443	230,659
Packaging Waste (lbs)	89,287	65,477	45,016
Eliminated Packaging Waste (lbs)		23,810	44,272
CO_2 Emissions (MT)	42.19	31.09	20.88
Eliminated CO_2 Emissions (MT)		11.13	21.30
Water Use (gal)	2,971,935	2,451,846	2,451,846
Eliminated Water Use (gal)		520,089	520,089

SUSTAINABILITY SAVINGS

Glove Use

17.5%

Disposed Gloves (lbs)

28% 48%

Disposed Packaging (lbs)

27% 50%

CO_2 Emissions (MT)

26% 51%

Water Use (gal)

18%

■ Vinyl ■ Sensitives ■ FineTOUGH



THE FOCUS
Supply Chain
Transparency

Eagle staff audit all
factories & we're
expanding our
Child Labor Free
certification.



Child
Labor
Free





THE FOCUS
Food Safety



$78B
Foodborne
illnesses cost the
US each year



3,000
Die each year
from foodborne
illnesses



1 in 6
Americans
get foodborne
illnesses each year



15-18%
Of foodborne
illnesses implicate
disposable gloves*

Good gloves save lives!

* Centers for Disease Control & Prevention



CURRENT
Performance

2018 Sales Annualized* = $2.18M



SALES

| $21K | $45K | $81K | $122K | $182K | $200K | $220K |

April   May   June   July   August   September   October

Based on latest monthly revenue



THE PLAN
Growth

Capital is needed for:

- Inventory

- Sales resources

- Operations & logistics



USE OF
Investment Funds

All proceeds of the offering will go to Eagle US

USE OF FUNDS	MIN	MID	MAX
TOTAL RAISE	**$100,000**	**$550,000**	**$1,070,000**
Inventory (incl. shipping, warehousing, etc.	$100,000	$250,000	$450,000
Staff Hire: Sales - In-house/customer support	0	$120,000	$250,000
Staff Hire: Logistics/Operations	0	$120,000	$180,000
Additional Trade shows/Marketing	0	$60,000	$75,000
Research & Development: Recycling	0	0	$65,000
Research & Development: New Products	0	0	$50,000



Eagle's single-use consumables offer physical & reputational protection for our busy, dirty 🌏. Our products may be disposable and number in the multi-millions but every single 1 needs to perform PERFECTLY in a high-risk environment. To meet these rigorous demands and ensure constant improvement, we visit and review all our international suppliers every year. In your complex 🌏, we work hard to MASTER THE 'ART OF EASY! Mediocrity is not our style. CURIOSITY is. We believe in honest dealings, fair pricing and assisting everyone connected to our business to prosper.

www.CrowdfundMainstreet.com




Eagle Protect PBC
3079 Harrison Ave. #21
South Lake Tahoe
California, USA 96150

800 384 3905
info@eagleprotect.com
eagleprotect.com

 [SUPPLYING SINGLE-USE CONSUMABLES RESPONSIBLY]